

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2013

<u>Via E-mail</u>
S. Douglas Hutcheson
Chief Executive Officer
Leap Wireless International, Inc.
5887 Copley Drive
San Diego, California 92111

> **Re: Leap Wireless International, Inc.**
> **Revised Preliminary Merger Proxy Statement on Schedule 14A**
> **Filed August 23, 2013**
> **File No. 001-34865**

Dear Mr. Hutcheson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Summary, page 1</u>

<u>The Contingent Value Right, page 2</u>

1. We note your response to comment 3 of our letter dated August 16, 2013. Please provide an illustrative calculation of the determination of Distributable Proceeds, including tax payments and unsatisfied contingent liabilities.

<u>The Merger, page 26</u>

<u>Reasons for the Merger, page 35</u>

2. We note your response to comment 10 from our letter dated August 16, 2013. Given Leap's stockholders will have no ongoing equity in Leap following the merger, please explain to us why the board considered "the complementary nature of the parties'

spectrum and other assets, Leap's experience in the prepaid wireless business and AT&T's standing as a well-known and respected entity with experience" as positive factors.

Please contact Brandon Hill at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director